82-4033

中远投资(新加坡)有限公司

COSCO CORPORATION (SINGAPORE) LIMITED

SINGAPORE

9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE [redacted]
TEL: 6885 0888 FAX: 6336 9006 Website: [redacted]

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Buildin
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

04012051

Our Ref: C200/SEC/LK/JL/rh **Exemption No. 33-91910**

31 December 2003

04 JAN 13 AM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Cosco Investment Singapore Ltd SUPPL

Dear Sirs

COSCO CORPORATION (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Date of Announcement	Description of Announcement
8 December 2003	Notice of Changes in Director's Interests
22 December 2003	Notice of Changes in Director's Interests
22 December 2003	Notice of Changes in Director's Interests
22 December 2003	Notice of Changes in Director's Interests
22 December 2003	Notice of Changes in Director's Interests
30 December 2003	Sale of Cosland (SR) Development Pte Ltd

dlw 1/13

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

encs

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

COSCO CORPORATION (SINGAPORE) LIMITED

Notice Of Substantial Shareholder's Interests

Name of director:	Yang Xiaofeng
-	
Date of notice to company:	05122003
-	
Date of change of interest:	05122003
-	
Name of registered holder:	Yang Xiaofeng
-	
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Disposal in open market
-	

Information relating to shares held in the name of the registered holder: -

-	
No. of shares which are the subject of the transaction:	19,000
% of issued share capital:	0.002
-	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.60
-	
No. of shares held before the transaction:	175,000
% of issued share capital:	0.02
-	
No. of shares held after the transaction:	156,000
% of issued share capital:	0.02

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:	0	175,000
% of issued share capital:	0	0.02
No. of shares held after the transaction:	0	156,000
% of issued share capital:	0	0.02
Total shares:	0	156,000

Note: Mr Yang Xiaofeng is a director of the subsidiaries, Haringtopn Property Pte Ltd and Cosland (SR) Development Pte Ltd and Costo (Singapore) Pte Ltd. We received notice of transaction on 8 Dec 2003.

Submitted by Mdm Yao Hong, Vice President on 08122003 to the SGX

MASNET No. 23 OF 22.12.2003
Announcement No. 23

COSCO CORPORATION (SINGAPORE) LIMITED

Notice Of Changes In Director's Interests

Name of director: Ji Haisheng
-
Date of notice to company: 19/12/2003
-
Date of change of interest: 18/12/2003
-
Name of registered holder: Ji Haisheng
-
Circumstance(s) giving rise to the interest: Others
Please specify details: Exercise of share options
-
Information relating to shares held in the name of the registered holder: -
-
No. of shares which are the subject of the transaction: 300,000
% of issued share capital: 0.03
-
Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.20
-
No. of shares held before the transaction: 0
% of issued share capital: 0
-
No. of shares held after the transaction: 300,000
% of issued share capital: 0.03

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:		0
% of issued share capital:		0
No. of shares held after the transaction:		300,000
% of issued share capital:		0.03
Total shares:		300,000

Note: Mr Ji Haisheng is a director of the Company. He is also director of a few subsidiaries of the Company. We received notice of transaction on 22/12/2003.

Submitted by Mr Ji Haisheng, President on 22/12/2003 to the SGX

COSCO CORPORATION (SINGAPORE) LIMITED

Notice Of Changes In Director's Interests

Name of director: Gu Qichang
-
Date of notice to company: 19/12/2003
-
Date of change of interest: 18/12/2003
-
Name of registered holder: Gu Qichang
-
Circumstance(s) giving rise to the interest: Others
Please specify details: Exercise of share options
-
Information relating to shares held in the name of the registered holder: -
-
No. of shares which are the subject of the transaction: 250,000
% of issued share capital: 0.03
-
Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.20
-
No. of shares held before the transaction: 0
% of issued share capital: 0
-
No. of shares held after the transaction: 250,000
% of issued share capital: 0.03

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:		0
% of issued share capital:		0
No. of shares held after the transaction:		250,000
% of issued share capital:		0.03
Total shares:		250,000

Note: Mr Gu Qichang is an alternate director of the Company. He is also director of a few subsidiaries of the Company. We received notice of transaction on 22/12/2003.

Submitted by Mr Ji Haisheng, President on 22/12/2003 to the SGX

COSCO CORPORATION (SINGAPORE) LIMITED

Notice Of Changes In Director's Interests

Name of director: Li Jianxiong
-
Date of notice to company: 22/12/2003
-
Date of change of interest: 18/12/2003
-
Name of registered holder: Li Jianxiong
-
Circumstance(s) giving rise to the interest: Others
Please specify details: Exercise of share options
-
Information relating to shares held in the name of the registered holder: -
-
No. of shares which are the subject of the transaction: 250,000
% of issued share capital: 0.03
-
Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.20
-
No. of shares held before the transaction: 0
% of issued share capital: 0
-
No. of shares held after the transaction: 250,000
% of issued share capital: 0.03

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:		0
% of issued share capital:		0
No. of shares held after the transaction:		250,000
% of issued share capital:		0.03
Total shares:		250,000

Note: Mr Li Jianxiong is an alternate director of the Company. He is also director and alternate director of a few subsidiaries of the Company.

Submitted by Mr Ji Haisheng, President on 22/12/2003 to the SGX

COSCO CORPORATION (SINGAPORE) LIMITED

Notice Of Changes In Director's Interests

Name of director: Ye Binlin
-
Date of notice to company: 22/12/2003
-
Date of change of interest: 18/12/2003
-
Name of registered holder: Ye Binlin
-
Circumstance(s) giving rise to the interest: Others
Please specify details: Exercise of share options
-
Information relating to shares held in the name of the registered holder: -
-
No. of shares which are the subject of the transaction: 250,000
% of issued share capital: 0.03
-
Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.20
-
No. of shares held before the transaction: 0
% of issued share capital: 0
-
No. of shares held after the transaction: 250,000
% of issued share capital: 0.03

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:		0
% of issued share capital:		0
No. of shares held after the transaction:		250,000
% of issued share capital:		0.03
Total shares:		250,000

Note: Mr Ye Binlin is an alternate director of the Company. He is also director of a few subsidiaries of the Company.

Submitted by Mr Ji Haisheng, President on 22/12/2003 to the SGX

MASNET No. 56 OF 30.12.2003
Announcement No. 56

COSCO CORPORATION (SINGAPORE) LIMITED

SALE OF COSLAND (SR) DEVELOPMENT PTE LTD

The Board of Directors of Cosco Corporation (Singapore) Limited (the "Company") is pleased to announce that its wholly-owned subsidiary Harington Property Pte Ltd has on 30 December 2003 exercised its right under a Put Option Agreement to sell to Cosco Holdings (Singapore) Pte Ltd an aggregate of 1,000,000 ordinary shares of S$1.00 each ("Option Shares") in Cosland (SR) Development Pte Ltd ("Cosland") representing 100% interest in Cosland for a sale consideration of S$796,000.

Following the completion of the sale of the Option Shares, Cosland will cease to be a subsidiary of the Company.

This transaction will not have any material impact on the net earnings per share and net tangible assets per share of the Company for the financial year ending 31 December 2003.

BY ORDER OF THE BOARD
COSCO CORPORATION (SINGAPORE) LIMITED

Submitted by Mr Ji Hai Sheng, President on 30/12/2003 to the SGX